Exhibit (d)(3)

Advisory Fee Endorsement

Ameritas Life Insurance Corp.

ADVISORY FEE ENDORSEMENT

This endorsement is attached to and forms a part of the policy to which it is attached. Except as specifically altered by this endorsement, the provisions, limitations and exclusions of the policy remain in full force and effect.

Your policy is endorsed to add in the following provision.

ADVISORY FEE. You may have an independent agreement between you and a registered investment advisor. Advisory fees are used to compensate an advisor for any management of your policy subject to the terms you and your advisor have mutually agreed upon. The advisory fees deducted from your policy are to pay for management and advice by your registered investment advisor pertaining to this policy. Advisory fees will not exceed 1.5% of the account value on an annualized basis and are not subject to a withdrawal charge. There is no minimum advisory fee amount. The maximum advisory fee amount is the lesser of:

(1)	1.5% of the account value on an annualized basis; or
(2)	the cash surrender value minus the sum of the next three monthly deductions.

Advisory fees result in (1) cancellation of accumulation units from each applicable subaccount; and (2) a reduction of the account value in the fixed account by the amount of the advisory fee taken from the fixed account. You may tell us how to deduct the advisory fee from the investment options, provided that the remaining account value in each subaccount is not less than the minimum subaccount balance shown on the policy schedule. If you do not, we will deduct it pro-rata.

These advisory fees may be considered withdrawals from the policy for tax purposes. The specified amount will not be reduced by the amount of these advisory fees. Advisory fees may not be taken after the insured reaches attained age 121 or if the policy is in a paid up status.

AMERITAS LIFE INSURANCE CORP.

[SPECIMEN /s/ William W. Lester President	SPECIMEN /s/ Robert John H. Sands] Secretary

AFE 2-20